As filed with the Securities and Exchange Commission on March 30, 1994.
                                       Registration No. 33-_______


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM S-3
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         Century Telephone Enterprises, Inc.
                (Exact name of registrant as specified in its charter)

               Louisiana                                 72-0651161
            (State or other                           (I.R.S. Employer
     jurisdiction of incorporation                 Identification Number)
            or organization)
                                100 Century Park Drive
                               Monroe, Louisiana 71203
                                    (318) 388-9500
                 (Address, including zip code, and telephone number,
          including area code, of registrant's principal executive offices)

      Copy to:            HARVEY P. PERRY, ESQ.           Copy to:
Kenneth  J.  Najder        Senior  Vice  President,    J. Michael Parish
Jones, Walker, Waechter,      General Counsel       Winthrop, Stimson, Putnam
Poitevent, Carrere            and Secretary               & Roberts
& Denegre, L.L.P.           Century Telephone       One Battery Park Plaza
201 St. Charles Ave,         Enterprises,Inc.    New York, New York 10004-1490
51st Floor               100 Century Park Drive        (212) 858-1000
New Orleans, Louisiana   Monroe, Louisiana  71203
  70170-5100               (318) 388-9500
  (504) 582-8000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  From time to time after the effective date of this registration statement

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ___

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following
 box.    X
        ___
                       CALCULATION OF REGISTRATION FEE
===============================================================================
                                          Proposed     Proposed
                                          maximum      maximum
     Title of each          Amount        offering     aggregate     Amount of
  class of securities       to be         price per    offering    registration
   to be registered       registered      unit<FN1>    price<FN1>     fee
_______________________________________________________________________________

Senior Debt Securities  $400,000,000<FN2>   100%      $400,000,000    $137,931

===============================================================================
<FN1> Estimated solely for the purpose of calculating the registration fee.
<FN2> In  the event of the issuance of original issue discount securities, the amount registered will equal such principal amount as may be sold for an initial public offering price of up to $400,000,000.



        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
    OR DATES AS MAY  BE  NECESSARY TO DELAY   ITS EFFECTIVE  DATE  UNTIL THE
    REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


                      SUBJECT TO COMPLETION, DATED MARCH 30, 1994



                          Century Telephone Enterprises, Inc.


                                 Senior Debt Securities


                                 ______________________


                Century  Telephone  Enterprises,  Inc. ("Century") may from time to time offer hereunder senior unsecured debt securities (the "Senior Debt Securities") with an aggregate initial public offering price not to exceed $400,000,000. The Senior Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale and set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"). The specific designation, aggregate principal amount, net proceeds, offering price, maturity, interest rate, interest payment dates, terms of any redemption or sinking fund provisions and any other specific terms relating to any series of Senior Debt Securities offered hereunder will be set forth in the Prospectus Supplement relating to that series. The Senior Debt Securities will rank equally with all other unsubordinated and unsecured indebtedness of Century. See "Description of Senior Debt Securities."

                Century  may  sell  the Senior Debt Securities directly  or through agents, underwriters or dealers designated from time to time by Century. If any agents, underwriters or dealers are involved in the sale of any series of Senior Debt Securities, the names of such agents, underwriters or dealers and any applicable commissions and discounts will be set forth in the Prospectus Supplement relating to that series. See "Plan of Distribution."

                                 _____________________

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
            THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A
                                   CRIMINAL OFFENSE.

                                 _____________________

                THIS  PROSPECTUS  MAY NOT BE USED TO CONSUMMATE  SALES  OF
            SENIOR  DEBT SECURITIES  UNLESS  ACCOMPANIED  BY A  PROSPECTUS
            SUPPLEMENT.

                                 _____________________

               The date of this Prospectus is ____________________, 1994.



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.




                                AVAILABLE INFORMATION

               Century is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other documents with the Securities and Exchange Commission (the "Commission"). Documents filed by Century with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission at the following locations: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. Century's common stock is listed on the New York Stock Exchange and its reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition to the information contained in this Prospectus, further information regarding Century and the Senior Debt Securities is contained in the registration statement on Form S-3 (the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), which may be inspected and copied at the Commission's offices listed above.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               The following documents, which  have  been  filed by Century
          with   the   Commission   pursuant  to  the  Exchange  Act,   are
          incorporated herein by reference:

            (a) Century's Annual Report on Form 10-K for the fiscal year ended December 31, 1993.

            (b) Century's Current Reports on Form 8-K dated January 13, 1994, and February 10, 1994.

               All reports filed by Century with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference herein and to be made a part hereof from their respective dates of filing. Information appearing herein or in any particular document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements appearing in all of the documents incorporated herein by reference and should be read together therewith. Any statements contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other document subsequently filed or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               Century will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any of the documents incorporated herein by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests for such copies should be directed to Harvey P. Perry, Senior Vice President, General Counsel and Secretary, Century Telephone Enterprises, Inc., 100 Century Park Drive, Monroe, Louisiana 71203, telephone (318) 388-9500.


                                  PROSPECTUS SUMMARY

               The following summary is qualified in its entirety by reference to the more detailed information and financial statements appearing elsewhere herein and in the documents incorporated herein by reference. All share and per share data relating to Century's common stock contained herein has been adjusted for stock splits effected as 50% stock dividends distributed in February 1989 and December 1992. When used in this Prospectus or any Prospectus Supplement, (i) the term "pops" means the population of the Company's licensed cellular telephone markets (based on 1993 Donnelley Marketing Information Services Estimates) multiplied by the Company's proportionate equity interests in the licensed operators thereof, (ii) the term "Series" means any particular series of Senior Debt Securities, (iii) the term "Century" means Century Telephone Enterprises, Inc. and (iv) the term "Company" means Century and its subsidiaries.

                                     The Company

               The  Company  is  a  regional  diversified telecommunications company that is primarily engaged in providing local telephone and mobile communications services. At December 31, 1993, the Company's telephone subsidiaries served approximately 434,000 telephone access lines, primarily in rural, suburban and small urban communities in 14 states, with its largest customer bases located in Wisconsin, Louisiana, Michigan, Ohio and Arkansas.
         Through its cellular operations (including those acquired in February 1994), the Company controls approximately 7.1 million pops in 27 MSAs (Metropolitan Statistical Areas) and 32 RSAs (Rural Service Areas), primarily concentrated in Michigan, Louisiana, Texas, Arkansas and Mississippi. The Company is the majority owner and operator in 18 of these MSAs and 13 of these RSAs. At December 31, 1993, the Company's majority-owned cellular systems had more than 116,000 cellular subscribers, not including approximately 28,000 subscribers acquired by the Company in connection with its February 1994 acquisition of Celutel, Inc. ("Celutel") described below. Unless otherwise provided herein, the financial and operating data set forth in this Prospectus does not reflect the Celutel acquisition. During 1993, telephone operations provided 80% of the Company's consolidated revenues, with mobile communications operations providing the balance.

                         Summary Financial and Operating Data
          (In thousands, except access lines and cellular units in service)


                                                       Year Ended December 31,
                               _______________________________________________________________________

                                  1989             1990             1991         1992         1993
                                  ____             ____             ____         ____         _____
Income Statement Data:
  Revenues                   $  215,390        $  250,365       $  282,527    $  359,602    $  433,197
  Cost of sales and
   operating expenses           127,022           142,169          155,200       187,076       231,855
  Depreciation and
   amortization                  41,185            47,095           52,240        62,898        76,534
  Operating income               47,183            61,101           75,087       109,628       124,808
  Interest expense              (22,417)          (24,132)         (22,504)      (27,166)      (30,149)
  Interest before income
   taxes and cumulative
   effect of changes in
   accounting principles         32,904            48,494           57,489        92,572       106,256
  Net Income                 $   22,164        $   31,098       $   37,419     $  44,305    $   69,004



                                                       Year Ended December 31,
                               _______________________________________________________________________

                                  1989             1990             1991         1992         1993
                                  ____             ____             ____         ____         _____
 Operating Data:
   Telephone access lines       296,034           304,915          314,819       397,300       434,691
   Cellular units in service
    in majority-owned and
    operated markets             23,199            35,815           51,083        73,084       116,484
   Cellular pops                  4,821             5,002            5,437         5,497         5,947


                                                       Year Ended December 31,
                               ________________________________________________________________________

                                  1989             1990             1991         1992         1993
                                  ____             ____             ____         ____         _____

 Balance Sheet Data:
   Net property, plant
    and equipment            $  474,158        $  490,957       $  534,998    $  675,878    $  827,776
   Excess cost of net
    assets acquired, net        109,197          110,013           114,258       217,688       297,158
   Total assets                 691,569          706,411           764,539     1,040,487     1,319,390
   Short-term debt               28,873           37,500            28,110        42,124        83,433
   Long-term debt, excluding
    current maturities          257,708          230,715           254,753       391,944       460,933
   Stockholders' equity      $  256,530        $ 280,915        $  319,977     $ 385,449     $ 513,768





                                     THE COMPANY

               The Company is a regional diversified telecommunications company that is primarily engaged in providing local telephone and mobile communications services. At December 31, 1993, the Company's telephone subsidiaries served approximately 434,000 telephone access lines, primarily in rural, suburban and small urban communities in 14 states, with its largest customer bases located in Wisconsin, Louisiana, Michigan, Ohio and Arkansas. Through its cellular operations (including those acquired in February 1994), the Company controls approximately 7.1 million pops in 27 MSAs (Metropolitan Statistical Areas) and 32 RSAs (Rural Service Areas), primarily concentrated in Michigan, Louisiana, Texas, Arkansas and Mississippi. The Company is the majority owner and operator in 18 of these MSAs and 13 of these RSAs. At December 31, 1993, the Company's majority-owned cellular systems had more than 116,000 cellular subscribers, not including approximately 28,000 subscribers acquired by the Company in connection with its February 1994 acquisition of Celutel described below. Unless otherwise provided herein, the financial and operating data set forth in this Prospectus does not reflect the Celutel acquisition. During 1993, telephone operations provided 80% of the Company's consolidated revenues, with mobile communications operations providing the balance.

               Century is incorporated in Louisiana; its principal executive offices are located at 100 Century Park Drive, Monroe, Louisiana 71203, and its telephone number is (318) 388-9500. At December 31, 1993, the Company employed approximately 2,800 persons.

          Telephone Operations

               General. According to published sources, the Company is the 15th largest local exchange carrier in the United States, based on the approximately 434,000 telephone access lines it served at year end. At December 31, 1993, 93% of the Company's access lines were served by digital switching technology, which allows the Company to offer additional premium services to its customers, including call forwarding, conference calling, caller identification, selective call ringing and call waiting.

               Revenues and Operating Income. The following table provides a breakdown of revenues and operating income for the Company's local exchange carrier subsidiaries in 1991, 1992 and 1993:


                                                   Year Ended December 31,
                                      _______________________________________________
                                         1991               1992              1993
                                      __________        ____________       __________
                                                        (In millions)

  Revenues:
    Local service                     $    58.7          $     78.1       $      88.7
    Network access and
      long distance                       145.3               182.7             217.1
    Other (including revenues
      relating to equipment
      maintenance and sales, billing
      and collection services, network
      facilities leases and
      directories)                        31.8                36.7               42.7
                                      ___________        ____________      __________
      Total revenues                  $  235.8          $    297.5        $     348.5
                                      ===========        ============      ===========
   Operating income                   $   80.0          $    103.7        $     114.9
                                      ===========        ============      ===========


               Certain  Considerations  Relating  to Telephone  Operations.
          The Federal Communications Commission (the "FCC") and various state public utility commissions regulate significant portions of the business of local exchange carriers ("LECs"), including the licensing, construction, operation, sale and acquisition of LECs. The FCC and substantially all of the state public utility commissions having jurisdiction over the Company's telephone operations regulate the rates and authorized rates of return that the Company's LECs are allowed to earn. The FCC and a limited number of state regulatory commissions (including at least three having jurisdiction over the Company) have begun to relax the regulation of LECs, including their rates and authorized rates of return. Coincident with this movement toward reduced regulation is the introduction and encouragement of local exchange
          competition   by   the  FCC  and  various  state  public  utility
          commissions, along with the emergence of certain companies providing competitive access and other services that compete with LECs' services and the announcement by certain well-established interexchange carriers of their desire to enter the LEC business. In addition, several bills have been filed in the U.S. Congress that have the potential to significantly alter the regulatory framework of telephone companies. Moreover, the FCC and certain state public utility commissions have explored or implemented initiatives to reduce the funding of certain support mechanisms that have traditionally benefitted several of the Company's LECs. There is no assurance that these initiatives will not have a material adverse effect on the Company.

               In connection with the well-publicized convergence of telecommunications, cable, video, computer and other technologies, several large companies have recently announced plans to offer products that would significantly enhance current communications and data transmission services and, in some instances, introduce new two-way video, entertainment, data, consumer and other multimedia services. No assurance can be given that the Company will have the resources to offer these products or services, or that the offering of these products or services by others will not have a material adverse effect on the Company. Moreover, as the mobile communications industry matures, the Company anticipates that existing and emerging mobile communications technologies will increasingly compete with traditional LEC services.

          Mobile Communications Operations

               General. According to published sources, the Company is the 15th largest operator of cellular telephone systems in the United States, based on the population of its majority-owned and operated markets. After giving effect to the Company's acquisition of Celutel in February 1994, the Company currently operates and has majority interests in cellular systems serving 18 MSAs and 13 RSAs, which collectively represent 5.5 million pops, and has minority interests in nine other MSAs and 19 other RSAs, which collectively represent 1.6 million pops. The Company's business strategy for its cellular operations is to secure operating control of service areas that are geographically clustered. Clustered cellular systems aid the Company's marketing effort and provide various operating and service advantages. After giving effect to the Celutel acquisition, 51% of the Company's pops in markets operated by the Company are in a single, contiguous cluster of eight MSAs and six RSAs in Michigan, and another 19% are in a cluster of four MSAs and seven RSAs in northern and central Louisiana, southern Arkansas and eastern Texas. The Company also provides paging services in conjunction with the operation of its Louisiana and Michigan cellular systems.

               Revenues and Operating Income. The following table provides a breakdown of revenues and operating income for the Company's mobile communications operations in 1991, 1992 and 1993:



                                                   Year Ended December 31,
                                      _______________________________________________
                                         1991               1992              1993
                                      __________        ____________       __________
                                                        (In millions)
  Revenues:
    Cellular access fees,
    toll revenues and
    equipment sales                   $    33.8          $     48.8       $     68.2
    Cellular roaming                        7.7                 8.9             12.3
    Paging services                         5.2                 4.4              4.2
                                      ___________       _____________      __________
      Total Revenues                  $    46.7          $     62.1       $     84.7
                                      ===========       =============      ==========
  Operating income (loss)             $    (5.0)         $      6.0       $      9.9
                                      ===========       =============      ==========



               Certain Considerations Relating to Mobile Communications Operations. The FCC and various state public utility commissions that have jurisdiction over the Company's cellular operations regulate the licensing, construction, operation, interconnection arrangements, sale and acquisition of the Company's cellular telephone systems. Certain state public utility commissions also regulate certain aspects of pricing by cellular operators, although the effect of these regulations on the Company has thus far not been significant. Changes in the regulation of cellular operators (such as increased price regulation by state authorities or a decision by the FCC to grant additional licenses in each cellular market) could have a material adverse effect on the Company.

               The Company faces significant  competition  from  the  other cellular licensee in each of its markets, from resale carriers within such markets and from other communications technologies that now exist, including specialized mobile radio systems (which the Company believes are operating in a majority of its markets) and paging services, and may in the future face competition from other telecommunications technologies that may be developed or perfected. Several recent FCC initiatives have resulted in the allocation of additional frequency spectrum or the issuance of experimental licenses for mobile communications technologies that will or may be competitive with cellular communications, including personal communication services (for which the FCC intends to begin auctioning certain operating licenses in 1994) and mobile satellite services. In addition, the FCC has authorized certain specialized mobile radio service licensees to configure their systems so as to operate in a manner similar to cellular systems, and certain of these licensees recently announced their intention to create a nationwide mobile communications system to compete with cellular systems. These initiatives as well as other continuing and rapid technological advances in the communications field, coupled with legislative and regulatory uncertainty, make it impossible to predict the extent of future competition with cellular systems.

               The cellular  industry  has  a  relatively limited operating history, and there continues to be uncertainty regarding its future. Among other factors, there is uncertainty regarding (i) the continued growth in the number of customers, (ii) the usage and pricing of cellular services, particularly as market penetration increases and lower-usage customers subscribe for service, (iii) the number of customers who will terminate service each month, and (iv) the impact of changes in technology, regulation and competition.

               Cellular interests are frequently analyzed by reviewing the number of pops controlled by a cellular provider. The population of a particular cellular market, however, does not necessarily bear a direct relationship to the number of subscribers or the revenues that may be realized from the operation of the related cellular system. The future value and cash flow of the Company's cellular interests will depend on, among other things, the success of its cellular operations.

          Acquisition Strategy

               The Company's general strategy has been to provide diversified telecommunications services and to achieve growth largely through the acquisition of attractive telecommunications companies. The Company is continually evaluating the possibility of acquiring additional telephone access lines and cellular interests. Although the Company's primary focus will be on acquiring telephone and cellular interests that are proximate to its properties or that serve a customer base large enough for the Company to operate efficiently, other communications interests may also be acquired.

          Recent Acquisitions

               In February 1994, Century acquired Celutel in exchange for approximately $51.4 million cash and approximately 1.9 million shares of Century's common stock. In connection with the acquisition, Century prepaid approximately $41.7 million of Celutel's debt. The acquisition was accounted for as a purchase, resulting in an increase in goodwill of approximately $138 million. Celutel provides cellular service in three Mississippi MSAs (Jackson, Pascagoula and Biloxi-Gulfport) and two Texas MSAs (Brownsville-Harlingen and McAllen-Edenburg-Mission). With this transaction, the Company acquired 1.1 million pops and approximately 28,000 cellular subscribers.

               In March 1994, Century acquired Kingsley Telephone Company ("Kingsley") in exchange for Century common and preferred stock valued at $4.25 million. Kingsley operates approximately 2,400 access lines in northern Michigan and holds a minority interest in two northern Michigan RSAs (representing approximately 33,000 pops) that are currently operated by Century.

                                   USE OF PROCEEDS

               Unless otherwise indicated in any Prospectus Supplement, the net proceeds from Century's sale of Senior Debt Securities will be used for general corporate purposes, including the financing of acquisitions and capital expenditures and the refinancing of outstanding indebtedness. Any specific allocation of the net proceeds from the sale of a particular Series will be determined at the time of the offering thereof and will be described in the Prospectus Supplement relating to that Series.

               Century expects that it will from time to time engage in additional private or public financings as market conditions warrant and as the need arises.

                                    CAPITALIZATION

               The following table sets forth the capitalization of the Company at December 31, 1992 and 1993:

                                                                    December 31,
                                                          ______________________________
                                                                 1992            1993
                                                             __________      __________
                                                                   (In thousands)

 Short-term debt:
    Current maturities of long-term debt                      $   9,709      $   14,233
    Notes payable to banks                                       32,415          69,200
                                                              _________      ___________
    Total short-term debt                                        42,124          83,433
                                                              _________      ___________
 Long-term debt, excluding current maturities:
    Century                                                     229,615         272,115
    Subsidiaries                                                162,329         188,818
                                                              _________      ___________
      Total long-term debt, excluding current maturities        391,944         460,933
                                                              _________      ___________
 Stockholders' equity:
    Common Stock, $1.00 par value,
      100,000,000 shares authorized,
      48,896,876  and 51,294,705 shares
      issued and outstanding                                     48,897          51,295
    Paid-in capital                                             191,522         262,294
    Retained earnings                                           155,676         208,945
    Employee Stock Ownership Plan commitment                    (11,100)         (9,220)
    Preferred Stock - non-redeemable                                454             454
                                                               _________      ___________
      Total stockholders' equity                                385,449         513,768
                                                               _________      ___________
      Total capitalization                                   $  819,517      $1,058,134
                                                               =========      ===========

                         RATIO OF EARNINGS TO FIXED CHARGES

               The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods shown.

                                                             Year Ended December 31,
                                         _________________________________________________________
                                          1989         1990        1991        1992        1993
                                        __________   __________   __________  __________  _________
   Ratio of earnings to fixed
     charges                             2.39         2.98         3.48        4.32        4.33


          For  purposes  of  computing  these  ratios,  (i)  earnings consist of income before  income  taxes  and  fixed charges with
          adjustments    primarily   for   earnings  of   unconsolidated
          subsidiaries and (ii) fixed charges consist of interest expense (including amortized debt issuance costs) and preferred stock dividends of subsidiaries.




                              SELECTED FINANCIAL DATA
                       (In thousands, except per share data)

               The following selected consolidated financial data for, and as of the end of, each of the years in the five-year period ended December 31, 1993, are derived from the consolidated financial statements of Century and its subsidiaries, which financial statements have been audited by KPMG Peat Marwick, independent certified public accountants. The consolidated financial statements as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993, and the report thereon, are incorporated herein by reference. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the consolidated financial statements and notes thereto incorporated herein by reference.


                                                       Year Ended December 31,
                                 ____________________________________________________________________
                                      1989          1990          1991          1992         1993
                                  ___________   ___________   ___________    __________   __________
 Income Statement Data:
   Revenues:
     Telephone                    $  190,538   $   215,771   $   235,796    $   297,510   $  348,485
     Mobile Communications:
       Cellular                       21,481        29,070        41,515         57,683       80,513
       Paging                          3,371         5,524         5,216          4,409        4,199
                                  ___________  ____________  _____________  ____________  ___________
         Total revenues              215,390       250,365       282,527        359,602      433,197
                                  ___________  ____________  _____________  ____________  ____________
   Expenses:
     Cost of sales and
       operating expenses            127,022       142,169       155,200        187,076      231,855
     Depreciation and
        amortization                  41,185        47,095        52,240         62,898       76,534
                                  ___________  ____________  ______________  ____________  ____________
       Total expenses                168,207       189,264       207,440        249,974      308,389
                                  ___________  ____________  ______________  ____________  ____________
   Operating income                   47,183        61,101        75,087        109,628      124,808
                                  ___________  ____________  ______________  ____________  ____________
   Other income (expense):
     Interest expense                (22,417)      (24,132)      (22,504)       (27,166)     (30,149)
     Earnings (loss) from
      unconsolidated cellular
      partnerships                       117           (68)          697          1,692        6,626
     Gain on sale of assets               --         4,094            --          3,985        1,661
     Other income, net                 8,021         7,499         4,209          4,433        3,310
                                  ___________  ____________  ______________  ____________  ___________
      Total other income (expense)   (14,279)      (12,607)      (17,598)       (17,056)     (18,552)
                                  ___________  ____________  ______________  ____________  ___________
   Income before income taxes
     and cumulative effect of
     changes in accounting
     principles                       32,904        48,494        57,489         92,572      106,256
   Income taxes                       10,740        17,396        20,070         32,599       37,252
                                  ___________  ____________  ______________  ____________  ____________
   Income before cumulative
     effect of changes in
     account principles               22,164        31,098        37,419         59,973       69,004
   Cummulative effect of
     changes in accounting
     principles                           --            --            --        (15,668)          --
                                  ___________  ____________  ______________  ____________  ____________
   Net Income                     $   22,164   $    31,098     $  37,419    $    44,305   $   69,004
                                  ===========  ============  ==============  ============  ============
  Primary earnings per share:
    Income before cumulative
     effect of changes in
     accounting principles        $      .49   $       .66     $     .79    $      1.23   $     1.35
    Cumulative effect of changes
     in accounting principles             --            --            --           (.32)          --
                                  ___________   ___________  ______________  ____________  ____________
  Primary earnings per share      $      .49   $       .66     $     .79    $       .91   $     1.35
                                  ===========   ===========  ==============  ============  ============
  Fully diluted earnings per
    share:
    Income before cumulative
     effect of changes in
     accounting principles        $      .49   $       .66     $     .79    $      1.22   $     1.32
    Cumulative effect of changes
     in accounting principles             --            --            --           (.31)          --
                                  ___________  ____________  ______________  ____________  ___________
  Fully diluted earnings per
    share                         $      .49   $       .66     $      .79   $       .91   $     1.32
                                  ===========  ============  ==============  ============  ===========
  Dividends per common share      $     .272   $      .280     $     .287          .293         .310
                                  ===========  ============  ==============  ============  ===========



                                                               December 31,
                                 ____________________________________________________________________
                                      1989          1990          1991          1992         1993
                                  ___________   ___________   ___________    __________   __________

  Balance Sheet Data:
   Net property, plant and
    equipment                     $  474,158    $  490,957     $  534,998   $   675,878   $  827,776
   Excess cost of net assets
    acquired, net                    109,197       110,013        114,258       217,688      297,158
   Total assets                      691,569       706,411        764,539     1,040,487    1,319,390
   Short-term debt                    28,873        37,500         28,110        42,124       83,433
   Long-term debt, excluding
    current maturities               257,708       230,715        254,753       391,944      460,933
   Stockholder' equity               256,530       280,915        319,977       385,449      513,768



                       DESCRIPTION OF SENIOR DEBT SECURITIES

               Set forth below are certain general terms and provisions of the Senior Debt Securities, which may be issued from time to time in one or more Series. The particular terms of each Series will be described in a Prospectus Supplement relating thereto. Accordingly, for a description of the terms of any particular Series, reference must be made to both the description set forth below and the Prospectus Supplement relating thereto.

               The Senior Debt Securities will be issued under an Indenture, dated as of March 31, 1994 (the "Indenture"), between Century and First American Bank & Trust of Louisiana, Monroe, Louisiana, as Trustee (the "Trustee"). The particular terms of each Series will be set forth in a resolution of the Executive Committee of Century's Board of Directors specifically authorizing such Series (a "Board Resolution") or in one or more supplemental indentures. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by express reference to, the Indenture and the form of Board Resolution, which are filed as exhibits to the Registration Statement. Unless otherwise indicated, each reference italicized in parentheses below applies to section numbers in the Indenture and each capitalized term not otherwise defined herein has the meaning ascribed to it in the Indenture.

          General

               The Senior Debt Securities will be general unsecured obligations of Century and will rank prior to all subordinated indebtedness of Century and pari passu with all other unsecured indebtedness of Century. For further information on Century's debt, see "Capitalization." Century is a holding company and derives substantially all of its income and operating cash flow from its subsidiaries. As a result, Century relies upon its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal and interest on any Senior Debt Securities to be issued hereunder. Certain of the subsidiaries' loan agreements contain various restrictions on the transfer of funds to Century, including certain provisions that restrict the amount of dividends that may be paid to Century. At December 31, 1993, the amount of retained earnings of Century's subsidiaries not subject to dividend restrictions was $286,340,000. Moreover, Century's rights to receive assets of any subsidiary upon its liquidation or reorganization (and the ability of holders of Senior Debt Securities to benefit indirectly therefrom) are subject to the prior claims of creditors of that subsidiary.

               Except to the extent otherwise provided below or in any Prospectus Supplement, neither the Indenture nor the Senior Debt Securities being offered thereby (i) limit the amount of secured or unsecured indebtedness that may be issued or incurred by Century or any of its subsidiaries, (ii) restrict the payment of dividends by Century or the sale or transfer of Century's assets or (iii) contain provisions that would afford holders of Senior Debt Securities protection in the event of a change in control, highly leveraged transaction, recapitalization or similar transaction involving Century, any of which could adversely affect the holders of Senior Debt Securities.

               The Prospectus Supplement relating to any particular Series being offered thereby will set forth a description of such Series, including (i) the title and aggregate principal amount of such Series; (ii) Century's net proceeds from the sale thereof; (iii) the price or prices at which such Series will be issued; (iv) the date or dates of maturity; (v) the rate or rates per annum, if any, at which such Series will bear interest or the method of determining such rate or rates; (vi) the date or dates from which any such interest will accrue and the date or dates at which any such interest will be payable; (vii) the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or similar provisions; (viii) any special United States federal income tax considerations applicable to such Series; (ix) any special provisions relating to the defeasance of such Series or (x) any other special considerations or specific provisions applicable to such Series. Reference is also made to such Prospectus Supplement for information regarding any additional covenants that may relate to such Series.

               The Senior Debt Securities may bear interest at a fixed or floating rate. Senior Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount.

               None of the Senior Debt Securities will entitle the holder thereof to convert or exchange the Senior Debt Securities for or into any other security of Century.

               The Indenture is, and the Senior Debt  Securities  will be,
          governed  by  Louisiana  law.   The  Indenture is subject to and
          governed by the Trust Indenture Act of 1939, as amended.

          Denominations, Registration and Transfer

               Unless otherwise provided in any Board Resolution and described in the related Prospectus Supplement, the Senior Debt Securities will be issued only in fully registered form and in denominations of $1,000 and any multiples thereof (Section 2.03). The Trustee will act as the registrar of each Series (Section 2.05). No service charge will be made for any registration of transfer or exchange of Senior Debt Securities, or issue of new Senior Debt Securities in the event of a partial redemption of any Series, but Century may generally require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 2.05). The Trustee may appoint an authenticating agent for any Series to act on the Trustee's behalf in connection with authenticating Senior Debt Securities of such Series issued upon the exchange, transfer or partial redemption thereof (Section 2.10). The Trustee may at any time rescind the designation of any such agent (Section 2.10).

               In the event of a partial redemption of any Series, Century shall not be required (i) to issue, register the transfer of or exchange Senior Debt Securities of such Series during a period beginning 15 days before any selection of Senior Debt Securities of that Series to be redeemed and ending at the close of business on the day of mailing of the relevant redemption notice or (ii) to register the transfer of or exchange any Senior Debt Securities of any Series, or portions thereof, called for redemption (Section 2.05).

          Payment and Paying Agents

               Unless otherwise indicated in any Prospectus Supplement, payment of principal of (and premium, if any) and interest on Senior Debt Securities of any Series will be made in U.S. dollars at the principal office of Century's Paying Agent or, at the option of Century, by check in U.S. dollars mailed or delivered to the person in whose name such Senior Debt Security is registered. Unless otherwise indicated in any Prospectus Supplement, payment of any installment of interest on any Series will be made to the person in whose name such Senior Debt Security is registered at the close of business on the record date established under the terms of such Series for the payment of interest (Section 2.03).

               Unless otherwise indicated in any Prospectus Supplement, the Trustee will act as Century's sole Paying Agent and the principal office of the Trustee, 1500 North 18th Street, Monroe, Louisiana, will be designated as such agent's office for purposes of payments with respect to Senior Debt Securities. Any other Paying Agents initially designated by Century with respect to any Series will be named in the related Prospectus Supplement. Century may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that Century will be required to maintain a Paying Agent in the Borough of Manhattan, City and State of New York, or Monroe, Louisiana. (Sections 4.02 and 4.03).

               Any money set aside by Century for the payment of principal of (and premium, if any) or interest on any Senior Debt Securities that remains unclaimed two years after such payment has become due and payable will be repaid to Century on May 31 following the expiration of such two-year period and the holder of such Senior Debt Security may thereafter look only to Century for payment thereof (Section 11.05).

          Redemption and Sinking Fund Provisions

               Each Series may be redeemed, in whole or in part, upon not less than 30 days' and not more than 60 days' notice at the redemption prices and subject to the terms and conditions (including those relating to any sinking fund established with respect to such Series) that will be set forth in a Board Resolution or supplemental indenture and in the Prospectus Supplement relating to such Series (Sections 3.01 and 3.02). If less than all of the Senior Debt Securities of the Series are to be redeemed, the Trustee shall select the Senior Debt Securities of such Series, or portions thereof, to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable (Section 2.03).

          Replacement of Securities

               Any Senior Debt Security that becomes mutilated, destroyed, lost or stolen will be replaced by Century at the expense of the holder upon delivery to the Trustee of the Senior Debt Security or evidence of the destruction, loss or theft thereof satisfactory to Century and the Trustee. An indemnity satisfactory to the Trustee and Century may be required before a replacement security will be issued (Section 2.07).

          Events of Default and Notice Thereof

               Unless otherwise specified in any Prospectus Supplement, the terms and conditions set forth under this heading will govern defaults under the Indenture.

               The Indenture provides that the following described events constitute Events of Default with respect to each Series: (a) failure for 30 Business Days to pay interest on the Senior Debt Securities of that Series when due; (b) failure to pay principal of (or premium, if any, on) the Senior Debt Securities of that Series when due, whether at maturity, upon redemption, by declaration or otherwise, or to make any sinking or analogous fund payment with respect to that Series unless caused solely by a wire transfer malfunction or similar problem outside Century's control; (c) failure to observe or perform any other covenant of that Series in the Indenture for 60 days after written notice with respect thereto or (d) certain events relating to bankruptcy, insolvency or reorganization (Section 6.01).

               If an Event of Default shall occur and be continuing (the default not having been cured or waived) with respect to any Series and if it is known to the Trustee, the Trustee is required to mail to each holder of such Series a notice of the Event of Default within 90 days of such default (Section 6.07).

               Upon an Event of Default, the Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any Series, by notice in writing to the Company (and to the Trustee if given by such holders), may declare the principal of all Senior Debt Securities of that Series due and payable immediately, but the holders of a majority in aggregate outstanding principal amount of such Series may rescind such declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal (and premium, if any) has been deposited with the Trustee before any judgment or decree for such payment has been obtained or entered (Section 6.01).

               Holders of Senior Debt Securities may not enforce the Indenture except as provided therein. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of the affected Series, unless the holders shall have offered the Trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the Indenture, the holders of a majority in aggregate principal amount of the Senior Debt Securities of such Series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The holders of a majority in aggregate principal amount of the then outstanding Senior Debt Securities of any Series affected by a default may, in certain cases, waive such default except a default in payment of principal of, or any premium, if any, or interest on, the Senior Debt Securities of that Series or a call for redemption of the Senior Debt Securities of that Series (Sections 6.04 and 6.06).

               Century will be required to furnish to the Trustee annually a statement as to the performance by it of certain of its obligations under the Indenture and as to any default in such performance (Section 5.03).

          Discharge and Defeasance

               The Indenture provides that Century may discharge the Indenture with respect to any Series, subject to certain exceptions, if at any time (i) Century delivers to the Trustee for cancellation all outstanding Senior Debt Securities of such Series previously authenticated and for whose payment money or U.S. Government Obligations have been deposited in trust by Century or (ii) all outstanding Senior Debt Securities of such Series not previously delivered to the Trustee for cancellation by Century shall have become due and payable or are to become due and payable or called for redemption within one year and Century has deposited or caused to be deposited with the Trustee the entire amount in moneys or U.S. Government Obligations sufficient, without reinvestment, to pay at maturity or upon redemption such outstanding Senior Debt Securities, including principal (and premium, if any) and interest due or to become due to such date of maturity or redemption, and if Century shall also pay or cause to be paid all other sums payable thereunder with respect to such Series (Section 11.01).

               Additionally, the Indenture provides that Century may discharge all of its obligations under the Indenture with respect to any Series, subject to certain exceptions, if at any time all outstanding Senior Debt Securities of such Series not previously delivered to the Trustee for cancellation by Century or which have not become due and payable as described above shall have been paid by Century by depositing irrevocably with the Trustee moneys or U.S. Government Obligations sufficient to pay at maturity or upon redemption such outstanding Senior Debt Securities, including principal (and premium, if any) and interest due or to become due to such date of maturity or redemption, and if Century shall also pay or cause to be paid all other sums payable thereunder with respect to such Series (Section 11.02).

          Merger and Consolidation

               Nothing in the Indenture or any of the Senior Debt Securities prevents Century from consolidating or merging with or into, or selling or otherwise disposing of all or substantially all of its assets to, another corporation, subject to Century's agreement (i) to obtain in connection therewith a supplemental indenture pursuant to which the surviving entity or transferee agrees to assume Century's obligations under all outstanding Senior Debt Securities, including the due and punctual payment of the principal of (and premium, if any, on) and interest on such outstanding Senior Debt Securities, and
          (ii) that such surviving entity or transferee is organized under the laws of the United States, any state thereof or the District of Columbia (Section 10.01).

          Modification of Indenture

               The Indenture contains provisions permitting Century, when authorized by a Board Resolution, and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the Senior Debt Securities of any Series at the time outstanding and affected by such modification, to modify the Indenture or any supplemental indenture affecting that Series or the rights of the holders thereof. However, no such modification shall (i) extend the fixed maturity of any Senior Debt Securities of any Series, reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon or reduce any premium payable upon the redemption thereof, without the consent of the holder of each Senior Debt Security so affected, or (ii) reduce the aforesaid percentage of Senior Debt Securities, the holders of which are required to consent to any such supplemental indenture, without the consent of the holder of each Senior Debt Security then outstanding and affected thereby (Section 9.02).

               Century and the Trustee may execute, without the consent of any holder of Senior Debt Securities, any supplemental indenture for certain other usual purposes such as (i) creating a new Series; (ii) evidencing the assumption by any successor to Century of Century's obligations under the Indenture; (iii) adding covenants to the Indenture for the protection of the holders of Senior Debt Securities; (iv) curing any ambiguity or inconsistency in the Indenture; and (v) changing or eliminating any provisions of the Indenture provided that there is no outstanding Senior Debt Security of any Series created prior to such change which would benefit therefrom (Sections 2.01, 9.01 and 10.01).

          Limitations on Liens

               The Indenture provides that Century will not, while any of the Senior Debt Securities remain outstanding, create or suffer to exist any mortgage, lien, pledge, security interest or other encumbrance (individually, a "Lien" and collectively, "Liens") upon Century's property, whether now owned or hereafter acquired, unless it shall secure the Senior Debt Securities then outstanding by such Lien equally and ratably with all obligations and indebtedness thereby secured so long as such obligations and indebtedness remain so secured. Notwithstanding the foregoing, the Indenture will not restrict Century from creating or suffering to exist:

               (i) Liens upon property hereafter acquired by Century or Liens on such property at the time of the acquisition thereof, or conditional sales agreements or title retention agreements with respect to any such property;

               (ii) Liens on the  stock  of a corporation which, when such
                    Liens arise, concurrently becomes a subsidiary of Century, or Liens on all or substantially all of the assets of a corporation arising in connection with Century's purchase thereof;

              (iii) Liens for taxes and similar levies; deposits to secure performance or obligations under certain specified circumstances and laws; mechanics' Liens and similar Liens arising in the ordinary course of business; Liens created by or resulting from legal proceedings being contested in good faith; certain specified zoning restrictions and other restrictions on the use of real property; interests of lessors in property subject to any capitalized lease; and certain other similar Liens generally arising in the ordinary course of business;

               (iv) Liens existing on the date of the Indenture;

               (v) Liens upon Century's property arising in connection with the merger or consolidation of affiliates of Century with or into Century; and

               (vi) Liens that replace, extend or renew any Lien otherwise permitted under the Indenture (Sections 4.05 and 4.06).

               The restriction in the Indenture described above would not afford the holders of the Senior Debt Securities protection in the event of a highly leveraged transaction in which unsecured indebtedness was incurred or in which the Liens arising in connection therewith were freely permitted under the Indenture, nor would it afford protection in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by Century's subsidiaries. However, in the event of one or more highly leveraged transactions in which secured indebtedness was incurred by Century, these provisions would require the Senior Debt Securities to be secured equally and ratably with such indebtedness, subject to the exceptions described above.

          Concerning the Trustee

               The Trustee, prior to the occurrence of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, after the occurrence of an Event of Default, shall exercise the same degree of care as a prudent person would exercise in the conduct of such person's own affairs (Section 7.01). Subject to such provision, the Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request, order or direction of any holders of Senior Debt Securities, unless offered reasonable security or indemnity by such holders against the costs, expenses and liabilities which might be incurred thereby (Section 7.02). The Trustee is not required to expend or risk its own funds or incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment of such funds or liability or adequate indemnity is not reasonably assured to it (Section 7.01). Century shall pay the Trustee reasonable compensation and reimburse it for all reasonable expenses incurred in accordance with the Indenture (Section 7.06).

               The Trustee may resign with respect to one or more Series and a successor Trustee may be appointed to act with respect to such Series (Section 7.10).

               The Trustee also serves as trustee for certain of Century's employee benefit plans and provides revolving credit and other traditional banking services to Century. The following officers and directors of Century are members of the board of directors of the Trustee: Clarke M. Williams, Chairman of the Board, Glen
          F. Post, III, President, Chief Executive Officer and Vice Chairman of the Board, and William R. Boles, Director.

                                PLAN OF DISTRIBUTION

               Century may sell Senior Debt Securities (i) through underwriters or dealers, (ii) directly to one or more purchasers, (iii) through agents, or (iv) through a combination of any such methods of sale. The applicable Prospectus Supplement will set forth the terms of the offering of the Senior Debt Securities offered thereby, including the initial public offering price, the name or names of any underwriters, dealers or agents, any underwriting discounts and other items constituting underwriters' compensation from Century, any agents' commissions and any discounts, concessions or commissions allowed or reallowed or paid by any underwriters to other dealers. Only underwriters so named in the Prospectus Supplement shall be deemed to be underwriters in connection with the Senior Debt Securities offered thereby.

               Underwriters may offer and sell any Series at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Century also may directly offer and sell any Series in exchange for, among other things, one or more of its outstanding issues of debt or convertible debt securities. Century also may from time to time authorize agents acting on a best efforts basis to solicit or receive offers to purchase any Series upon the terms and conditions set forth in the related Prospectus Supplement. In connection with the sale of any Series, underwriters or agents may be deemed to have received compensation from Century in the form of underwriting discounts or commissions and may also receive commissions from purchasers of such Series for whom they may act as agents. Underwriters may sell any Series to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both.

               Underwriters,  dealers and agents may  be  entitled,  under agreements entered into with Century, to indemnification against and contributions toward certain civil liabilities, including liabilities under the Securities Act. Century may agree to reimburse underwriters or agents for certain expenses incurred in connection with the distribution of any Series. Certain of the underwriters, dealers or agents and their respective associates may be customers of, engage in transactions with, and perform services for, Century in the ordinary course of business. The obligations of the underwriters to purchase the Senior Debt Securities of the Series offered will be subject to certain conditions precedent, and, unless otherwise indicated in the related Prospectus Supplement, the underwriters will be obligated to purchase all such Senior Debt Securities if any such securities are purchased.

               If so indicated in the applicable Prospectus Supplement, Century will authorize agents, underwriters, or dealers to solicit offers by certain institutional investors to purchase Senior Debt Securities providing for payment and delivery on a future date specified in the Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular Series of Senior Debt Securities that may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and such other institutions as may be approved by Century. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except (i) the purchase by an institution of the particular Senior Debt Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the particular Senior Debt Securities are being sold to underwriters, Century shall have sold to such underwriters the total principal amount of such Senior Debt Securities less the principal amount thereof covered by such delayed payment and delivery arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of Century or such institutional investors thereunder.

               The Senior Debt Securities of each Series, when first issued, will not have an established trading market. Any underwriters or agents to or through whom Senior Debt Securities are sold by Century for public offering and sale may make a market in such Senior Debt Securities, but such Underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. If the Senior Debt Securities are traded after their initial issuance, they may trade at a discount from their initial public offering price, depending upon prevailing interest rates, the market for similar securities, the Company's performance and other factors. There can be no assurance that an active public market for the Senior Debt Securities will develop or be maintained.

                                   LEGAL MATTERS

               The validity of the Senior Debt Securities being offered hereby will be passed upon for Century by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters relating to offerings of Senior Debt Securities will be passed upon on behalf of the applicable underwriters, dealers or agents by counsel named in the applicable Prospectus Supplement.

                                      EXPERTS

               The consolidated financial statements and related financial statement schedules of Century as of December 31, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1993 incorporated by reference herein have been incorporated by reference in reliance upon the report, also incorporated by reference herein, of KPMG Peat Marwick, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick covering the consolidated financial statements and related financial statement schedules refers to changes in methods of accounting for income taxes and postretirement benefits other than pensions in 1992.

               The consolidated balance sheets of Celutel as of April 30, 1993 and 1992, and the related consolidated statements of operations, changes in shareholders' deficit and cash flows for each of the years in the three-year period ended April 30, 1993, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

  ======================================      =================================

       No  person has been authorized to
  give any information  or  to  make any
  representations in connection with  an
  offering  of  Senior  Debt  Securities
  other  than  those  contained in  this
  Prospectus    or   in   any    related
  Prospectus Supplement and, if given or
  made,  such  other   information   and                $400,000,00
  representations  must  not  be  relied
  upon as having been authorized by  the
  Company    or   its   representatives,
  including   any   underwriters.    The
  delivery of this Prospectus shall not,
  under  any circumstances,  create  any
  implication  that  there  has  been no
  change  in  the affairs of the Company
  since  the date  hereof  or  that  the
  information    contained   herein   is             Century Telephone
  correct as of any  time  subsequent to             Enterprises, Inc.
  its  date.  This Prospectus  does  not
  constitute  an  offer  to  sell  or  a
  solicitation  of  an  offer to buy any
  securities  other than the  registered
  securities to which it relates and may
  not be used to  consummate  any  sales
  unless  accompanied  by  a  Prospectus
  Supplement.  This Prospectus  does not          Senior Debt Securities
  constitute  an  offer  to  sell  or  a
  solicitation  of  an offer to buy such
  securities  in  any  circumstances  in
  which  such  offer or solicitation  is
  unlawful.





                    ______________
                                                     _______________

                                                       PROSPECTUS
                   TABLE OF CONTENTS

                                   Page              _______________

  Available Information.........
  Incorporation of Certain
    Documents by Reference......
  Prospectus Summary............
  The Company...................
  Use of Proceeds...............
  Capitalization................
  Ratio of Earnings to
   Fixed Charges................
  Selected Financial Data.......
  Description of Senior
   Debt Securities..............
  Plan of Distribution..........
  Legal Matters.................
  Experts.......................


                                                   ___________________, 1994


  ====================================      ==================================

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS


          Item 14.  Other Expenses of Issuance and Distribution.

               The estimated fees and expenses payable by Century in connection with the offering described in the Registration Statement are as follows:

                    Commission registration fee          $137,931
                    Printing and engraving expenses      $  5,000
                    Legal fees and expenses              $ 40,000
                    Accounting fees and expenses         $ 45,000
                    Blue Sky fees and expenses
                       (including legal fees)            $  6,500
                    Fees and expenses of Trustee
                    (including legal fees)               $ 15,000
                    Rating agency fees                   $240,000
                    Miscellaneous                        $  5,000
                                                       __________

                         Total                           $494,431


          Item 15.  Indemnification of Directors and Officers.

               Section 83 of the Louisiana Business Corporation Law provides in part that a corporation may indemnify any director, officer, employee or agent of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding to which he is or was a party or is threatened to be made a party (including any action by or in the right of the corporation) if such action arises out of his acts on behalf of the corporation and he acted in good faith not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

               The indemnification provisions of the Louisiana Business Corporation Law are not exclusive; however, no corporation may indemnify any person for willful or intentional misconduct. A corporation has the power to obtain and maintain insurance, or to create a form of self-insurance on behalf of any person who is or was acting for the corporation, regardless of whether the corporation has the legal authority to indemnify the insured person against such liability.

               Article II, Section 9 of Century's by-laws (the "Indem-nification By-law") provides for mandatory indemnification for directors and officers or former directors and officers of Century to the fullest extent permitted by Louisiana law.

               Century's Articles of Incorporation authorize it to enter into contracts with directors and officers providing for indemnification to the fullest extent permitted by law. Century has entered into indemnification contracts providing contracting directors or officers the procedural and substantive rights to indemnification currently set forth in the Indemnification By-law ("Indemnification Contracts"). The right to indemnification provided by each Indemnification Contract applies to all covered claims, whether such claims arose before or after the effective date of the contract.

               Century maintains an insurance policy covering the liability of its directors and officers for actions taken in their official capacity. The Indemnification Contracts provide that, to the extent insurance is reasonably available, Century will maintain comparable insurance coverage for each contracting party as long as he serves as an officer or director and thereafter for so long as he is subject to possible personal liability for actions taken in such capacities. The Indemnification Contracts also provide that if Century does not maintain comparable insurance, it will hold harmless and indemnify a contracting party to the full extent of the coverage that would otherwise have been provided for thereunder.

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Century pursuant to the foregoing provisions, or otherwise, Century has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

          Item 16.  Exhibits.

               The exhibits to this registration  statement  are  listed in
          the   exhibit  index,  which  appears  elsewhere  herein  and  is incorporated herein by reference.

          Item 17.  Undertakings.

               (a)  The undersigned registrant hereby undertakes:

                    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                         (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                         (ii) To  reflect  in  the  prospectus any facts or
                    events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                         (iii)To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

                    Provided,   however,   that  paragraphs  (a)(1)(i)  and
               (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

                    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               (b)  The undersigned registrant  hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Century's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
               (c)  Insofar  as  indemnification  for  liabilities  arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

               (d) The undersigned registrant hereby undertakes to file an application for the purposes of determining the eligibility of the Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of such Act.


                                      SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Monroe, State of Louisiana, on March 30, 1994.


                                        CENTURY TELEPHONE ENTERPRISES, INC.



                                        By:      /s/ Clarke M. Williams
                                             ______________________________
                                                   Clarke M. Williams
                                           Chairman of the Board of Directors


                                  POWER OF ATTORNEY

               KNOW  ALL  MEN  BY  THESE PRESENTS, that each  person  whose signature appears immediately below constitutes and appoints Clarke M. Williams, Glen F. Post, III and Harvey P. Perry, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all supplements and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               Signature                  Title                   Date


     /s/ Clarke M. Williams       Chairman of the Board      March 30, 1994
     ______________________            of Directors
      Clarke M. Williams


     /s/ Glen F. Post, III          President, Chief         March 30, 1994
     _______________________      Executive Officer and
       Glen F. Post, III            Vice Chairman of the
                                       Board of Directors

     /s/ R. Stewart Ewing, Jr.    Senior Vice President      March 30, 1994
     _________________________     Chief Financial Officer
       R. Stewart Ewing, Jr.     (Principal Financial Officer)


     /s/ Murray H. Greer              Controller             March 30, 1994
     _________________________ (Principal Accounting Officer)
       Murray H. Greer


     /s/ W. Bruce Hanks        President-Telecommunications  March 30, 1994
     ________________________     Services and Director
        W. Bruce Hanks


     /s/ Harvey P. Perry          Senior  Vice  President,   March 30, 1994
     ________________________  General Counsel and Director
       Harvey P. Perry


     /s/ Jim D. Reppond          President-Telephone Group   March 30, 1994
     ________________________          and Director
       Jim D. Reppond


     /s/ William R. Boles, Jr.           Director            March 30, 1994
     _________________________
       William R. Boles, Jr.


    /s/ Ernest Butler, Jr.               Director            March 30, 1994
    __________________________
      Ernest Butler, Jr.


   /s/ Calvin Czeschin                   Director            March 30, 1994
   __________________________
      Calvin Czeschin


   /s/ James B. Gardner                  Director            March 30, 1994
   __________________________
      James B. Gardner


   /s/ R. L. Hargrove, Jr.               Director            March 30, 1994
  __________________________
      R. L. Hargrove, Jr.


   /s/ Johnny Hebert                     Director            March 30, 1994
   _________________________
     Johnny Hebert


   /s/ F. Earl Hogan                     Director            March 30, 1994
   ________________________
     F. Earl Hogan


   /s/ Tom S. Lovett                     Director            March 30, 1994
   ________________________
     Tom S. Lovett


   /s/ C. G. Melville                    Director            March 30, 1994
   ________________________
     C. G. Melville

                                    EXHIBIT INDEX


          Exhibit No.                                    Exhibit
          ___________                                    ________

            1     Form of Underwriting Agreement.

            4.1 Form of Indenture to be dated as of March 31, 1994 between Century and First American Bank & Trust of Louisiana, as Trustee.

            4.2 Form of Board Resolution to be used in designating and authorizing the terms and conditions of any series of Senior Debt Securities offered hereunder.

            4.3   Form  of  Senior Debt Security (included  within  Exhibit
                  4.2)

            4.4 Amended and Restated Articles of Incorporation of Century dated December 15, 1988 (incorporated by reference to
                  Exhibit 3.1 to Century's Report on Form 10-K dated December 31, 1988), as amended by the Articles of Amendment dated May 2, 1989 (incorporated by reference to
                  Exhibit 4.1 to Century's Current Report on Form 8-K dated May 5, 1989), by the Articles of Amendment dated May 17, 1990 (incorporated by reference to Exhibit 4.1 of Century's Post-Effective Amendment No. 2 on Form S-8 dated December 21, 1990, Registration No. 33-17114), and by the Articles of Amendment dated May 30, 1991 (incorporated by reference to Exhibit 3.1 to Century's Current Report on Form 8-K dated June 12, 1991).

            4.5 By-laws of Century, as amended through February 22, 1994 (incorporated by reference to Exhibit 3.2 of Century's Annual Report on Form 10-K for the year ended December 31, 1993).

            4.6 Amended and Restated Rights Agreement dated as of November 17, 1986 between Century and MTrust Corp, National Association, as Rights Agent (incorporated by reference to Exhibit 4.1 to Century's Current Report on Form 8-K dated December 20, 1988) as amended by an amendment dated March 26, 1990 (incorporated by reference to Exhibit 4.1 to Century's Quarterly Report on Form 10-Q for the quarter ended March 31, 1990) and the Second Amendment thereto dated February 23, 1993 (incorporated by reference to Exhibit 4.12 to Century's Annual Report on Form 10-K for the year ended December 31, 1992).

            4.7 Indenture dated February 1, 1992, between Century and First American Bank & Trust of Louisiana (incorporated by reference to Exhibit 4.23 to Century's Annual Report on Form 10-K for the year ended December 31, 1991).

                  Certain instruments with respect to the Company's long-term debt have been omitted pursuant to Regulation S-K,
                  Item 601. The Company hereby agrees to furnish copies of such instruments to the Commission upon request.

            5 Opinion of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.

           12 Statement regarding computation of ratio of earnings to fixed charges.

           23.1   Consent of KPMG Peat Marwick.

           23.2   Consent of Coopers & Lybrand.

           23.3 Consent of Jones Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. (included in Exhibit 5).

           24 Power of Attorney (included on the signature pages of this Registration Statement).

           25     Statement of Eligibility of Trustee on Form T-1.